Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196549

AMERICAN REALTY CAPITAL GLOBAL TRUST II, INC.
SUPPLEMENT NO. 16, DATED JULY 8, 2015,
TO THE PROSPECTUS, DATED AUGUST 26, 2014

This prospectus supplement, or this Supplement No. 16, is part of the prospectus of American Realty Capital Global Trust II, Inc., or the Company, dated August 26, 2014, or the Prospectus, as supplemented by Supplement No. 15, dated June 4, 2015, or Supplement No. 15. This Supplement No. 16 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 15 and should be read in conjunction with the Prospectus and Supplement No. 15. This Supplement No. 16 will be delivered with the Prospectus and Supplement No. 15. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 16 are to:

•	add disclosure relating to our real estate investments; and
•	update our disclosure relating to our financial obligations.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is added as a new section immediately following the section entitled “Description of Real Estate Investments — Recent Property Investments — 2 Boulevard Konrad Adenauer,” as included in Supplement No. 15.

“ING Office Building

On June 30, 2015, we, through a wholly owned subsidiary of our operating partnership, acquired an office building and ground leasehold interest located in Amsterdam, Netherlands, or the ING Office Property, in a sale-leaseback transaction. The seller of the ING Office Property was ING Bank N.V., or ING. ING has no material relationship with us and the acquisition was not an affiliated transaction.

Capitalization

The contract purchase price of the ING Office Property was approximately €88.0 million ($98.6 million based upon an exchange rate of $1.12 to €1.00, as of the date of acquisition), exclusive of closing costs. We funded the acquisition of the property with (i) available cash on hand from our ongoing initial public offering and (ii) two loans in an aggregate amount of €66 million ($73.9 million based upon an exchange rate of $1.12 to €1.00, as of the date of acquisition). In connection with the acquisition of ING, we paid our advisor $1.5 million in acquisition fees and $0.5 million in financing coordination fees.

Major Tenants/Lease Expiration

The ING Office Property contains 509,369 rentable square feet and is comprised of 494,364 square feet of office space, 15,005 square feet of archive space, and 433 parking spaces, and is 100% master-leased to ING. The master lease commenced in June 2015, has a 10-year term and expires in June 2025, with two 5-year renewal options. The lease contains annual rental escalations based on published inflation statistics. The lease is double net whereby the tenant is required to pay certain operating expenses, in addition to base rent. The annualized rental income is approximately €7.8 million ($8.7 million based upon an exchange rate of $1.12 to €1.00, as of the date of acquisition).

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2014	2013	2012	2011	2010
Occupancy(2)	47.0%	47.0	46.0	42.0	36.0
Average effective annual rent per rentable square foot(1)(2)	$6.26	3.64	3.08	1.96	1.82

(1)	Converted from local currency to US Dollars as of the acquisition date using an exchange rate of $1.12 to €1.00.
(2)	The master lease commenced in June 2015. The occupancy rate and average effective annual rent per square foot information presented in this table predate the execution of the master lease on the property.

The ground leasehold interest in the ING Office Property expires in June 2050. As ground lessee, we have the right to renew the ground lease for unlimited periods of 50 years from the lessor, the Municipality of Amsterdam.

Other

The ING Office Property is located in the Southeast district of Amsterdam, an area known for being attractive to businesses mainly due to its accessibility to public transport and several motorways. Several well-known multinational businesses’ headquarters are located in the Southeast district, including American Express, Deutsche Bank, ABN AMRO, BT, and Peugeot Citroen.

The ING Office Property is an office building characterized by its campus-like and flexible design. Its layout includes a central building that connects to six different wings, making it suitable for multitenant use if necessary, and benefits from large floor plates. The ING Office Property was previously acquired by ING with the objective of utilizing the building as an IT hub for the Netherlands and it will be used to consolidate ING’s IT operations.

We believe the property is suitable and adequate for its uses.

We do not have any scheduled capital improvements.

We believe the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 federal tax return.

The annual real estate taxes payable on the building for the calendar year 2014 are unknown at the present time.”

The section entitled “Probable Property Investments — ING Office Building,” as included in Supplement No. 15, is hereby deleted in its entirety.

Financing Obligations

The following disclosure is hereby inserted as a new section immediately following the section entitled “Description of Real Estate Investments — Financing Obligations — DB Luxembourg — Deutsche Pfandbriefbank AG and M&G Investment Management Limited Loans.”

“Deutsche Postbank AG Loan

On June 30, 2015, in connection with the purchase of the ING Office Property, we, through a wholly-owned subsidiary of our operating partnership, entered into a mortgage debt agreement with Deutsche Postbank AG, or the Deutsche Postbank Lender, in the aggregate amount of €66 million ($73.9 million based upon an exchange rate of $1.12 to €1.00, as of the date of acquisition), consisting of €44.0 million ($49.3 million) in a Tranche A loan, or the Tranche A Loan, and €22.0 million ($24.6 million) in a Tranche B loan, or the Tranche B Loan.

The Tranche A Loan provides for quarterly interest payments with all principal outstanding due on June 30, 2020 and has an automatic extension option for an additional 5 years. The Tranche A Loan bears interest at 1.67% per annum. The Tranche A Loan may be prepaid at any time, in whole or in part, with break costs, if applicable. In the event of a default, the Deutsche Postbank Lender has the right to terminate its obligations under the Tranche A Loan and to accelerate the payment on any unpaid principal amount of the Tranche A Loan.

The Tranche B Loan provides for quarterly interest payments with all principal outstanding due on December 31, 2015 and has an automatic extension option for an additional 5.5 years. The Tranche B Loan bears interest at a rate of 3-month EURIBOR plus 6.00% per annum. The Tranche B Loan may be prepaid at any time, in whole or in part, with no break costs. In the event of a default, the Deutsche Postbank Lender has the right to terminate its obligations under the Tranche B Loan and to accelerate the payment on any unpaid principal amount of the Tranche B Loan.”